July 26, 2017

VIA EDGAR

RE: FORUM FUNDS

Absolute Convertible Arbitrage Fund (the "Fund")

(FileNos.811-03023 and 002-67052)

Dear Ms. Larkin:

On January 13, 2017, Forum Funds ("Registrant") filed Post-Effective Amendment No. 560 ("PEA 560") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-17-000021) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Wednesday, February 22, 2017 regarding PEA 560 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrent with this letter, on or about July 26, 2017 pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended ("1933 Act"). In addition, Registrant requests that effectiveness under the 1933 Act of the above-referenced Registration Statement be accelerated to July 31, 2017 pursuant to Rule 461 of Regulation C.

PROSPECTUS

Comment 1:The Fund's name appears to suggest a type of investment, which would require an 80% policy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended ("1940 Act"). Please add an 80% policy or explain why such policy is not necessary.

Response: Because the term "convertible arbitrage" connotes an investment strategy, not a particular type of investment, Registrant believes that the Fund is not subject to the 80% requirement in Rule 35d-1. See U.S. Securities and Exchange Commission, Frequently Asked Questions About Rule 35d-1 (Investment Company Names) at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Comment 2: Please supplementally explain why the management fee is appropriate in light of the subadvisory arrangement.

Response: In the proposed arrangement, the Fund will pay an advisory fee of 1.40%. Out of the advisory fee, the Adviser will pay all subadvisory fees owed to the Fund's sub-advisers, which are expected to exceed 50% of the total advisory fee paid by the Fund. In addition, the Adviser will incur the entrepreneurial risk associated with the Fund and pay other expenses incurred by the Fund as the Adviser has contractually agreed to cap the Fund's expenses at certain levels and has committed to waiving its management fee or reimbursing Fund expenses to the extent that the Fund's actual total net operating expenses exceed the stated cap. As presented to the Board of Trustees, whose responsibility it is to consider and approve the advisory arrangements for the Fund and a summary of whose consideration pursuant to the Gartenberg factors will be provided in the Fund's first shareholder report, the Adviser believes that the proposed management fee is reasonable, including as compared to the management fees paid by peer funds that were identified by an independent, third-party service provider as comparable to the Fund, including in light of the fact that the Fund will pursue strategies common among hedge funds, which routinely charge higher management fees and have higher total expense ratios.

Comment 3: In the Fees and Expenses table, consider revising the table to include a separate line item for dividend and interest expense on short sales (and estimate the impact of such expenses), which are excluded from the Expense Cap and will result in the Fund's expenses exceeding the stated Expense Cap.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 4: In the Fees and Expenses table, consider removing acquired fund fees and expenses from the types of expenses that are excluded from the Expense Cap or supplementally explain that such acquired fund fees and expenses may be applicable in the future.

Response: Registrant respectfully declines to include acquired fund fees and expenses (AFFE) within the expense cap as the services to be provided by the adviser(s) at the acquiring fund level are expected to differ from the services provided by the adviser(s) at the acquired fund level, justifying the imposition of such fees; in addition, including AFFE in the expense cap is not required by the federal securities laws. Accordingly, as requested, Registrant supplementally confirms that AFFE may be applicable to the Fund in the future but declines to include disclosure to this effect as such disclosure is not permitted by Form N-1A. See Form N-1A, Item 3, Instruction 3(f) and Form N-1A, General Instruction C.3. Registrant also confirms that the Fund's Fees and Expenses table will include a separate line item in the future, to the extent AFFE exceeds 0.01% of the Fund's annual average daily net assets.

Comment 5: In the Fund's Principal Investment Strategies, please consider revising the disclosure to include additional specificity relating to the market capitalization range and credit quality of the securities in which the Fund will invest.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6: The Fund's Principal Investment Strategies reference the Fund's investments in convertible securities. To the extent that the Fund expects to invest in contingent convertible securities, please consider whether additional disclosure is appropriate (e.g., relating to the credit quality and conversion triggers of such contingent convertible securities).

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7: In the Fund's Principal Investment Strategies, please revise the disclosure to include a parenthetical explanation of "non-correlated returns."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 8: In the section entitled "Other Strategies," please clarify that such strategies are non-principal investment strategies.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: Please confirm supplementally that the Fund will treat investments in hedge funds and private equity funds, as applicable, as illiquid investments.

Response: Registrant has adopted policies and procedures related to the liquidity of its portfolio holdings. Pursuant to such policies, certain investments may be treated as illiquid. Registrant confirms that the Adviser and Fund will apply such policies and procedures to all investments by the Fund, as necessary, including hedge funds and private equity funds, and to the extent dictated by such policies and procedures, treat them as illiquid investments.

Comment 10: Please explain supplementally how the Fund intends to comply with the 15% limitation on acquiring illiquid securities, given the references to investments in a wide array of illiquid securities.

Response: Registrant refers the Staff to the response to Comment 9, above.

Comment 11: Please revise the disclosure to state whether the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies in accordance with Item 9(b)(1) of Form N-1A. If so, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund's portfolio may affect the Fund's performance.

Response: Registrant refers the Staff to page 4 of the Prospectus, which contains disclosure relating to the Fund's portfolio turnover and the impact of trading costs associated with a higher portfolio turnover rate in accordance with Item 4of Form N-1A.

Comment 12: Please revise the disclosure to state that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolios is available (i) in the Fund's statement of additional information; and (ii) on the Fund's website, if applicable, in accordance with Item 9(d) of Form N-1A.

Response: Registrant refers the Staff to page 26 of the Prospectus, which contains a statement indicating that a description of the Fund's policies and procedures with respect to the disclosure of portfolio securities is available in the Fund's SAI.

Comment 13: In the section entitled "Subadviser Related Historical Performance," please ensure the composite performance disclosure is reflected either (i) net of all actual fees and expenses, including sales loads, or (ii) adjusted to reflect all of the Fund's expenses listed in the fee table, including sales loads. If Registrant opts to reflect the disclosure in accordance with (ii), above, please represent supplementally that the use of adjusted data does not result in a performance calculation that is higher than what it would have been if using actual fees and expenses.

Response: Registrant has opted to reflect the disclosure in accordance with the methodology set forth in (ii), above. Registrant represents that the use of the adjusted performance data does not result in a performance calculation that is higher than what it would have been if using actual fees and expenses,.

Comment 14: Please explain supplementally and in the section entitled "Subadviser Related Historical Performance" why it is appropriate to reflect the performance of only a sleeve of each mutual fund with a Sleeve in the composite.

Response: As disclosed in the section entitled "Subadviser Related Historical Performance," the composite performance is comprised of two sub-advised sleeves of registered mutual funds. Each fund is comprised of multiple sleeves, each of which pursues a different investment strategy and which the Adviser seeks to combine to achieve the mutual funds' investment objectives. In this regard, unlike certain multi-manager funds, the mutual funds that include the Sleeves do not in the aggregate pursue the same investment (objective or) strategy as the Sleeves themselves. Further, the composite represents the Subadviser's historical performance; and, with respect to the mutual funds, the Subadviser only manages the Sleeves. The

Subadviser does not manage any of the mutual funds' other assets. Accordingly, it would not be appropriate to include in the composite the returns of either mutual fund as a whole or the returns of other sleeves of the mutual funds. The Sleeves represent all of the accounts managed by the Subadviser with investment objectives, policies, and strategies substantially similar in all material respects to the Fund.

Comment 15: In the section entitled "Subadviser Related Historical Performance," please confirm that the composite performance is inclusive of all accounts that are managed in a substantially similar manner to that of the Fund.

Response: Registrant refers the Staff to the response to Comment 14, above, and confirms that the composite performance is inclusive of all accounts that are managed by the Subadviser in a substantially similar manner to the Fund.

Comment 16: Please represent supplementally that the Fund, the Adviser, or the Subadviser retains the records necessary to support the calculation of related performance in accordance with Rule 204-2(a)(16) of the Investment Advisors Act of 1940.

Response: The Fund and the Subadviser retain the records necessary to support the calculation of related performance in accordance with relevant rules and regulations.

Comment 17: In the section entitled "NAV Determination," please revise the disclosure to state that the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares if the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares in accordance with Item 11(a) of Form N-1A.

Response: Registrant refers the Staff to the second paragraph under the sub-section entitled "NAV Determination," which explains that the net asset value of the Fund's shares may change on days when shareholders are unable to purchase or redeem the Fund's shares as a result of certain portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares.

Comment 18: In the section entitled "Frequent Trading," consider whether the disclosures explaining why the Fund is not susceptible to frequent traders or market timers are appropriate.

Response: Registrant has revised the disclosure to clarify the reasons underlying its frequent trading and market timing policy.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 21: With respect to the Fund's disclosures relating to total return swaps, please confirm supplementally that the Fund will set aside appropriate liquid assets to meet Section 18 segregation requirements. Please note that the SEC could issue a new rule or guidance relating to the Fund's use of derivatives, which could affect the manner in which the Fund operates.

Response: Registrant confirms that the Fund understands its obligation under Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and related no-action letters, including in connection with total return swap contracts, to segregate certain amounts of cash or liquid assets.

Comment 22: In the section entitled "Distributor," please clarify that none of the payments that the Adviser receives from the Fund are being used indirectly to compensate the Distributor.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

* * *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett

Zachary R. Tackett

cc: Stacy Fuller, Esq.

K&L Gates LLP